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                                                                    Exhibit 99.1


                           DELTA GALIL INDUSTRIES LTD.

                                                          Tel-Aviv June 25, 2007

                To                                To
                Securities Authority              Tel-Aviv Stock Exchange
                Jerusalem                         Tel Aviv
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Ladies and Gentlemen:

      Notice of Interested Person in Delta Galil Industries Ltd. ("Delta")
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According to a notice received by the Company on June 24, 2007, Clal Hachzakot
Iskei Bituach Ltd. (520036120) became an "interested person" in Delta on June 20, 2007, and it holds, directly and through its subsidiaries, a total of 1,427,385 shares, representing approximately 7.6% of the issued and outstanding share capital of Delta, excluding shares held by Delta.

Respectfully,


Miki Laxer
Controller and Company Secretary
Delta Galil Industries Ltd.